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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended April 30, 2024

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from the issuer named below:

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND INVESTMENT PLAN

JOHNSON CONTROLS, INC
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS INTERNATIONAL PLC
One Albert Quay,
Cork, Ireland

___________________________________________________________________
___________________________________________________________________

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
FINANCIAL STATEMENTS
PERIOD ENDED APRIL 30, 2024

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Select Hourly Retirement Savings and Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Johnson Controls Select Hourly Retirement Savings and Investment Plan (the Plan) as of April 30, 2024 and December 31, 2023, and the related statement of changes in net assets available for benefits for the period ended April 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2024 and December 31, 2023, and the changes in net assets available for benefits for the period ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2018.

Milwaukee, Wisconsin
October 25, 2024

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 30,	December 31,
	2024	2023
Assets
Investments
Investment in Master Trust at fair value	$—	$596,263,575

Receivables
Employer contributions	—	4,836,705
Notes receivable from participants	—	3,960,734
Total receivables	—	8,797,439

Net assets available for benefits	$—	$605,061,014

See the notes to the financial statements

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Period Ended
April 30, 2024

Additions
Additions to net assets attributed to:
Net investment gain from Master Trust	$25,416,753
Interest on notes receivable from participants	84,079
25,500,832

Contributions:
Participants	4,387,793
Employer	603,234
4,991,027

Total additions	30,491,859

Deductions
Deductions from net assets attributed to:
Distributions and withdrawals	22,069,439
Administrative expenses	259,484

Total deductions	22,328,923

Transfers to other plans, net	(613,223,950)

Net decrease in net assets available for benefits	(605,061,014)

Net assets available for benefits, beginning of period	605,061,014
Net assets available for benefits, end of period	$—

See the notes to the financial statements

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Select Hourly Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan was a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. ("the Company") and selected subsidiaries, as designated by the Board of Directors. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan was administered by the Employee Benefits Policy Committee appointed by the Company.

As of April 30, 2024, the Plan was merged with and into the Johnson Controls Retirement Savings and Investment Plan, such that the plans form a single plan within the meaning of the Internal Revenue Code Section 414(1).

CONTRIBUTIONS

Participants could designate an amount up to twenty-five percent (25%) of their gross annual eligible compensation as contributions. The Plan provided multiple company contribution schedules based on specific eligibility rules. A full listing of the schedules could be found in the Plan document.

Participant contributions were deposited in the investment funds of their choice. Participants could reallocate their account balances among the available investment funds at any time in increments of one percent (1%).

For certain participant groups, if the participant did not make an election to participate in the Plan within 60 days of becoming eligible, the participant would be automatically enrolled to make pre-tax contributions depending on their employment classification. If automatically enrolled, the participant's contributions would be invested in a target date fund based on their birth date and the fund's target retirement date.

Participants were immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon, vested based on eligibility rules specific to certain groups of employees.

If employment terminated other than by reason of retirement, death or total and permanent disability and the participant was not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions was forfeited. The Company could apply any forfeited amounts to reduce future employer contributions to the Plan and to pay Plan expenses.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant could elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant could receive the value of the vested interest in his or her account as a lump-sum distribution. In addition, participants were able to take voluntary, in-service withdrawals, which included hardship withdrawals. Benefit payments were recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping was performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

NOTES RECEIVABLE FROM PARTICIPANTS

Participants could borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever was less. Loans were subject to certain limitations based on the Plan document. Only two loans per participant were allowed to be outstanding at any time. Each loan could be for a term up to five years. Regular payroll deductions were required to repay a loan. Each loan's interest rate was fixed at the prime rate at the beginning of the calendar quarter in which it was issued. Prior to the plan merger, the notes bore interest at April 30, 2024, ranging from 3.25% to 8.50%. At termination, participants had the option to continue to make monthly loan payments until the balances of any loans were paid off.

The notes receivable from participants were measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant were sold proportionally to finance the loan. The loan was collateralized by the participant's assets in the Plan.

If a participant failed to make a loan payment when due (including retirement or termination), the participant was given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant failed to cure the delinquency, a deemed distribution occurred in accordance with the provisions of the Plan document. The Plan did not make a provision for uncollectible loans as there were none.

ADMINISTRATIVE EXPENSES

Administrative expenses were paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

SAVINGS AND INVESTMENT MASTER TRUST

All investments of the Plan were included under a master trust arrangement ("the Master Trust"). Fidelity is the trustee of the Master Trust. All investments of the Master Trust are stated at fair market value.

Investment income or loss of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The net assets held in the Master Trust as of April 30, 2024 and December 31, 2023 and the changes in net assets held in the Master Trust for the period ended April 30, 2024 for the Master Trust are presented in Note 6.

At April 30, 2024, $0.4 million of unallocated participant forfeitures of non-vested employer contributions were transferred to the Johnson Controls Retirement Savings and Investment Plan, as a result of the Plan merger and were held in the Maser Trust. At December 31, 2023, unallocated participant forfeitures of non-vested employer contributions of $0.5 million related to the Plan were in the Master Trust. For the period ended April 30, 2024, total forfeitures were used to pay administrative expenses of $0.1 million and to reduce employer contributions by $0.6 million.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through October 25, 2024, the date which the financial statements were available to be issued.

NOTE 3 - TAX STATUS

The Plan applied for a new Internal Revenue Service ("IRS") determination letter on December 22, 2022. The IRS issued a favorable determination letter for the Plan on February 16, 2024, indicating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan had been amended since the date of the determination letter filing, and those amendments were not covered by the February 16, 2024 determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of April 30, 2024 and December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan was subject to routine audits by taxing jurisdictions; however, there were no audits for any tax periods in progress.

NOTE 4 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

An Adient Stock Fund was established in the Plan in order to hold distributed shares as a result of the 2016 spin-off of the Johnson Controls International plc Automotive Experience business. The Adient Stock Fund was a closed investment in the Plan, which meant balances could be taken out of the Adient Stock Fund but no new contributions or exchanges could be made into this Fund.
For the period ended April 30, 2024, the Plan sold or transferred units in the Adient Stock Fund of approximately $4.8 million and had an investment loss of approximately $0.9 million. The total value of the Plan’s investment in the Adient Stock Fund was $0 and $5.7 million at April 30, 2024 and December 31, 2023, respectively.
For the period ended April 30, 2024, the Plan purchased units in the Johnson Controls International plc Stock Fund ("JCI plc Stock Fund") of approximately $0.2 million. Additionally, the Plan sold or transferred units of approximately $110.5 million and had an investment gain of approximately $13.3 million. The total value of the Plan’s investment in the JCI plc Stock Fund was $0 and $96.9 million at April 30, 2024 and December 31, 2023, respectively.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

The unit values of the JCI plc Stock Fund and Adient Stock Fund were recorded and maintained by Fidelity and the Plan. Plan participants could direct up to 25% of their employee and employer contributions to the JCI plc Stock Fund. In addition, participants could exchange a portion of their account balance into the JCI plc Stock Fund, provided the transaction did not cause the portion of their account balance invested in the JCI plc Stock Fund to exceed 25%.
Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, record keeper of the Plan, and Fidelity Workplace Services, LLC. Expenses paid to FMR Co. and/or its affiliates by the Plan during the period ended April 30, 2024 was $0.2 million. These transactions and investments, as well as participant loans, qualify as exempt “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan's investments were exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The following table presents net assets held in the Master Trust and the Plan's interest in the Master Trust, including fair value of investments held in the Master Trust:

	April 30,		December 31,
	2024		2023
	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances
Assets
Investments at fair value as determined by quoted market price (Level 1):
Common Stock Funds	$—	$357,615,363	$102,689,615	$333,616,586

Investments at fair value as determined by quoted market price (Level 2):
Other Separate Accounts	—	6,436,938,556	493,573,960	6,308,490,530

Total investments in Master Trust	$—	$6,794,553,919	$596,263,575	$6,642,107,116

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

The following table presents changes in net assets held in the Master Trust for the period ended April 30, 2024:

Additions
Additions to net assets attributed to:
Net appreciation in fair value of investments:
Other Separate Accounts	$173,315,257
Common Stock Funds	37,085,666
210,400,923
Contributions:
Participants	91,182,936
Employer	179,088,143
Participant loan repayments	13,774,997
284,046,076

Interest and dividends	3,948,182
Total additions	498,395,181

Deductions
Deductions from net assets attributed to:
Participant withdrawals	337,185,673
Participant loan withdrawals	15,581,480
Administrative expenses	1,493,717
Total deductions	354,260,870

Net increase prior to transfers from other plans	144,134,311

Transfers from other plans, net	8,312,492

Net increase in net assets available for benefits	152,446,803

Net assets available for benefits, beginning of period	6,642,107,116
Net assets available for benefits, end of period	$6,794,553,919

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2024 AND DECEMBER 31, 2023

The following tables set forth by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of April 30, 2024 and December 31, 2023:

	Investments at Fair Value as of
	April 30, 2024
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$357,615,363	$—	$—	$357,615,363
Other Separate Accounts	—	6,436,938,556	—	6,436,938,556
Total investments at fair value	$357,615,363	$6,436,938,556	$—	$6,794,553,919

	Investments at Fair Value as of
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$333,616,586	$—	$—	$333,616,586
Other Separate Accounts	—	6,308,490,530	—	6,308,490,530
Total investments at fair value	$333,616,586	$6,308,490,530	$—	$6,642,107,116

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock Funds: The fair value for the JCI plc Stock Fund and the Adient Stock Fund is determined by indirect quoted market prices. The value of the funds are not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the JCI plc Stock Fund and Adient Stock Fund reflect a unit value computed daily based on the share price and the value of the fund's short-term investments. At April 30, 2024, the Plan did not hold any units of the JCI plc Stock Fund or the Adient Stock Fund. At December 31, 2023, the Plan held 7,961,659 units of the JCI plc Stock Fund at a unit value of $12.17 and 678,727 units of the Adient Stock Fund at a unit value of $8.46.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The Plan has implemented a white-label fund structure for its defined contribution investment options, aside from the JCI plc and Adient Stock Funds. This structure places the individual fund offerings into unitized collective trusts for each asset class, which are valued at the net asset value, published by Fidelity, based on the fair values of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls International plc Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND INVESTMENT PLAN

By:

/s/ Daniel C. McConeghy
Daniel C. McConeghy
Vice President and Chief Accounting and Tax Officer
JOHNSON CONTROLS INTERNATIONAL PLC

October 25, 2024

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Wipfli LLP